Form 144
1 (a) Name of issuer:
SCBT Financial Corporation
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Robert R. Hill Jr. & Lileean C. Hill
2(b) Relationship to Issuer
CEO
2(c) Address Street
934 Hampton Hill Road Columbia, SC 29209
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities LPL Financial, Attn.: Restricted and control stock/Custody Dept.
9785 Towne Centre Drive, San Diego, CA 92121-1968
3(c) Number of share or other units to be sold
5,003
3(d)Aggregate Market Value
$202,500.00
3(e) Number of shares or other units outstanding
15,093,603
3(f) Approximate Date of Sale
9/5/2012
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
5/1/02
5/1/02
5/1/02
1/3/06
1/3/06
3/23/07
Nature of Acquisition Transaction

Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Vested Restricted Stock
Common Stock Dividend-5%
Name of Person from Whom Acquired:
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
SCBT Financial Corporation
Amount of Securities Acquired:
1,000
1,000
2,000
579
338
86
Date of Payment:
1/17/05
1/17/07
1/17/09
1/3/09
1/3/10
3/23/07
Nature of Payment:
Service
Service
Service
Service
Service
5% Stock Dividend
Table II  Securities sold during past 3 months:
N/A